UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section

12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File

Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number    333-63518

Grand Premier Financial, Inc. Savings and Stock Plan and Trust

(Exact name of registrant as specified in its charter)

Fifth Third Center

Cincinnati, Ohio 45263

(513) 534-5300

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in Grand Premier Financial, Inc. Savings and Stock Plan and Trust

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒

Approximate number of holders of record as of the certification or notice date: None.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GRAND PREMIER FINANCIAL, INC.
SAVINGS AND STOCK PLAN AND TRUST

	By:	Fifth Third Bank, a Michigan banking
corporation, Trustee

Dated: June 26, 2003		By:	/S/ MARCIA KAMP
Name: Marcia Kamp Title: Assistant Vice President